CONSENT OF QUALIFIED PERSON

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Officer of the Superintendent of Securities (Prince Edward Island)
Financial Services Regulation Divisions (Newfoundland and Labrador)
Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities, Northwest Territories
Superintendent of Securities, Nunavut

I, Scott Elfen, consent to the public filing of the technical report titled, "Updated Mineral Resource Estimate and Preliminary Economic Assessment for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico," (the "Technical Report") that has an effective date of September 9th, 2024, by Vizsla Silver Corp. ("Vizsla").

I also consent to any extracts from, or a summary of, the Technical Report in the news release issued on January 6th, 2025, by Vizsla, and entitled "Vizsla Silver Announces 43% Increase in Measured and Indicated Mineral Resources at Panuco, Including 46 MOZ Grading 640 G/T AGEQ in First Measured Resource Estimate," (the "News Release").

I certify that I have read the News Release being filed by Vizsla, and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: February 20, 2025.

"Original Signed and Sealed"

Scott Elfen, P.E.
Ausenco Engineering Canada ULC.